FPC Exemption # 82-836

Publication: South China Morning Post **Date:** 8 July 02
Page: Classified 21 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

First Pacific Responds to Complaint Filed by PLDT in U.S. Federal District Court

First Pacific Company Limited ("First Pacific") reports that it has received a copy of the Philippine Long Distance Telephone Company ("PLDT") press release of 4 July 2002, in which PLDT stated that it filed a complaint in the U.S. Federal District Court for the Southern District of New York, on 3 July 2002, alleging that First Pacific did not make full disclosure in its 11 June 2002 document filed with U.S. securities regulators of the 4 June 2002 Memorandum of Agreement between First Pacific and the Gokongwei group (the "MOA"). The MOA was the basis for First Pacific's public announcement on 5 June 2002 of its proposed transaction with the Gokongwei group in respect of PLDT.

In addition, First Pacific reports that it received a copy of the PLDT complaint, late yesterday afternoon, but has not had an opportunity to review it fully. Accordingly, First Pacific cannot comment in detail, at this time, upon the basis for, or purpose behind, the PLDT complaint.

Nonetheless, First Pacific states that on 24 June 2002, First Pacific did respond to PLDT's 19 June 2002 written request for a copy of the MOA but did not provide such copy to PLDT. In our response, we advised PLDT that we had reviewed the matter with our legal advisers and we were confident that the disclosures we had made complied in all material respects with the applicable requirements of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, except to the extent affected by the failure of certain First Pacific affiliated Philippine companies and persons acting on their behalf, despite our request, to sign the U.S. disclosure document and obtain related factual confirmations, as to which we necessarily could formulate no belief. These disclosures were filed with the U.S. SEC, PLDT itself and each of the U.S. and Philippine stock exchanges upon which PLDT securities are listed and traded.

First Pacific is consulting with its U.S. legal advisers upon the next steps to be taken concerning the complaint.

First Pacific also announces that, in response to the PLDT press release's negative comments on First Pacific's overall compliance record, First Pacific has acted and will continue to act in full compliance with all of its obligations, disclosure-related or otherwise, in respect of the proposed transaction with the Gokongwei group.

First Pacific will make further announcements on this matter as and when required in accordance with the Hong Kong Stock Exchange's Listing Rules.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 5th July 2002